Exhibit 99.1

Claude Resources Announces Updated Resources in Seabee Area

September 26, 2005 - (TSX: CRJ; AMEX: CGR) Claude Resources has updated the Resource Estimation for the Porky Lake and Santoy Lake projects near the company's Seabee gold mine in northern Saskatchewan, Canada. From newly acquired diamond drill hole data in the Santoy Lake area, the updated Indicated and Inferred Mineral Resources are outlined below.

Resource Summary, Porky lake and Santoy Areas
September 2005
	Indicated tonnes	g/t gold	Inferred tonnes	g/t gold
Porky West	90,000	7.33	130,000	5.0
Porky Main	160,000	7.50	70,000	10.4
Santoy 7	190,000	8.42	10,000	10.0
Santoy 8 and 8E			910,000	8.7 (uncut)
				6.1 cut
TOTALS	440,000	7.86	1,120,000	6.3(cut) )

All assays cut to 30 g/t except those from Porky Main, which were cut to 42 g/t.

These properties are within a short trucking distance of the Seabee Mine where the mill is currently being expanded to process 1100 metric tonnes per day.

Santoy Area

Claude Resources conducted more drilling at the company's wholly owned Santoy Lake property this summer from June to September 2005. The Santoy Lake property is located approximately 11.5 kilometres southeast of Claude's Seabee gold mine in northern Saskatchewan, Canada. The summer 2005 program follows the discovery of significant gold mineralization in Santoy Zone 8 and Santoy Zone 8E during previous drilling and set out to test the North-northwest plunge and dip extensions of the mineralized shear structures.

The Santoy Lake property is underlain by the Pine Lake greenstone belt of metamorphosed mafic to intermediate volcanic, volcanoclastic, and locally sedimentary rocks which are intruded by granitoid sills. The summer 2005 program consisted of 20 diamond drill holes totaling 6,272 metres in Zone 8 (15 hole totaling 4,725 metres) and Zone 8E (5 holes totaling 1,546 metres). Mineralization in both zones is hosted in shears with sulfide-chlorite-quartz veins and silicified granitoid sills. It has been confirmed that Zone 8 is 380 metres long, 350 metres wide; remains open at depth to the east, and is plunging to the northeast in the plane of the shear zone. Zone 8 ranges in thickness from 1.5 to 30 metres. It is likely that the Zone 8 and the adjacent 150 metre long, 100 metre wide Zone 8E are interconnected. Both zones are still open and more drilling is required to establish the dip and strike extents. Drill hole zone intersections are between 80 percent and 100 percent of the true zone widths.

Detailed sample values and drill hole coordinate information can be found at the Claude Resources website.

At this time the Santoy Zone 8 and Zone 8E Mineral Resources are designated as Inferred. A total of 910,000 tonnes have been outlined with a grade of 8.7 grams per tonne (g/t) uncut, 6.1 g/t with a top cut of 30 grams/tonne. Resource tonnes were estimated using the sectional area in the Gemcom Software International Inc. mine modeling software. A specific gravity of 2.8 was used based on Seabee Mine practice. The mineralized zones were first outlined on each cross section using a cut-off grade of 3 g/t over 1.5 metres (approximately 1.2 metres true width). Zones were then extended up- and down-dip either halfway to the next drill hole or thirty metres - whichever was shorter. The same guideline was used for the along-strike extensions. The volumes of the outlines on some sections were adjusted to account for non-perpendicular sections relative to strike.

Claude is in the process of completing the requirements for a permit to allow underground mining in the Santoy area.

In addition to the Santoy 8 and 8E zones, Claude has reported previously on the resources outlined at the Santoy Zone 7 site and at the Porky Lake site.

Santoy 7

Two kilometres North of Zone 8, the Santoy 7 zone is estimated to contain an Indicated Resource of 190,000 tonnes grading 8.42 g/t and an Inferred Resource of 10,000 tonnes grading 10.0 g/t. A cut-off grade of 3 g/t was used and individual assays were cut to 30 g/t.

Permitting for a bulk sampling program at the Santoy 7 zone has been received from the necessary regulatory agencies and road construction to Santoy has commenced. The ramp and bulk sampling at Santoy are expected to begin in the 1st quarter of 2006.

Porky Lake

The Porky Lake properties are 3 kilometres north of Claude’s Seabee gold mine. The Porky West Zone has an estimated indicated resource of 90,000 tonnes grading 7.33 g/t and an estimated inferred resource of 130,000 tonnes grading 5.00 g/t. A cut-off grade of 3 g/t was used and individual assays were cut to 30 g/t. The Porky Main Zone is estimated to contain 160,000 tonnes grading 7.50 g/t (Indicated) and 70,000 tonnes grading 10.4 g/t in the Inferred category. A cut-off grade of 3 g/t was used and individual assays were cut to 30 g/t.

Claude plans to continue both delineation drilling and step out drilling over the next year.

An underground bulk sampling program is underway at the Porky West Zone to confirm grade, continuity and the metallurgy of the gold mineralization. The Porky project is currently being developed by ramp access for bulk sampling in the 4th quarter of 2005 and the 1st quarter of 2006.

Patrick Hannon, M.A.Sc., P.Eng., Claude’s Exploration Manager, is the project’s qualified person. Assaying was by fire assay at the TSL Laboratory in Saskatoon. Samples were split BQ drill core.

Seabee Mine Mill Expansion

Claude Resources is expected to complete its Seabee mill expansion project in the 4th quarter of 2005, doubling capacity to 1100 metric tonnes per day (mtpd) from 550 mtpd. This expansion will accommodate extra feed stock from the Porky Lake and Santoy Lake projects should they develop as expected.

Management of Claude is very happy with the increase in the gold resource base of the Seabee Mine area and the implications this has for the immediate and long-term development of the Seabee mining camp.

For Further information, please contact:

Patrick Hannon, M.A.Sc., P. Eng.
Exploration Manager

or

Neil McMillan
President and CEO

Telephone: 1-306-668-7505
Facsimile: 1-306-668-7500
E-mail: clauderesources@clauderesources.com

Renmark Financial Communications Inc.
Edith English : eenglish@renmarkfinancial.com
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Media - Cynthia Lane : clane@renmarkfinancial.com
Tel. : (514) 939-3989
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Property maps and tables with sample values and drill hole information can be found on the Company’s website at www.clauderesources.com.